RYJ BOARD APPROVES CONVERSION TO EXCHANGE-TRADED FUND

Lisle, Illinois - May 28, 2008 - Claymore Advisors, LLC today announced that the Board of Trustees (the "Board") of Claymore/Raymond James SB-1 Equity Fund, a diversified closed-end fund (NYSE: RYJ) (the "Fund") along with the Board of Trustees of the Claymore Exchange-Traded Fund Trust, have approved the conversion of the Fund into an exchange-traded fund ("ETF").

The conversion will be effectuated through a reorganization of the Fund into a newly-created series of Claymore Exchange-Traded Fund Trust. The reorganization will be subject to certain conditions, including approval by shareholders of the Fund. A proposal to convert the Fund to an ETF will be submitted to a vote of shareholders at the Fund's 2008 annual meeting of shareholders (the "Annual Meeting"), which is currently scheduled for August 28, 2008. There can be no assurance, however, that the necessary percentage of the shareholders of the Fund will vote in favor of the conversion to an ETF.

The Fund plans to file relevant materials, including a proxy statement/prospectus (the "proxy statement") relating to the reorganization, with the U.S. Securities & Exchange Commission (the "SEC") in connection with the transaction and the solicitation of proxies for the Annual Meeting. Promptly after filing its definitive proxy statement for the Annual Meeting with the SEC, the Fund will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the Annual Meeting. WE URGE SHAREHOLDERS TO READ THE PROXY STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE FUND WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain, free of charge, copies of the proxy statement and any other documents filed by the Fund with the SEC in connection with the Annual Meeting at the SEC's website at www.sec.gov, by calling the Fund at 800-345-7999 or by writing the Fund at 2455 Corporate West Drive, Lisle, Illinois 60532.

Raymond James & Associates, Inc. currently acts as the Fund's investment sub-adviser. Raymond James & Associates, Inc. is a member of the New York Stock Exchange, American Stock Exchange and most regional exchanges in the United States. It is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Company. The firm is a wholly-owned subsidiary of Raymond James Financial, Inc., a Florida-based holding company whose subsidiaries are engaged in various financial services businesses including brokerage, trading, investment banking, asset management and financial planning services. Raymond James and its affiliates currently manage in excess of $35.4 billion for individuals, pension plans and municipalities. The Raymond James equity research department supports the Raymond James's institutional and retail sales efforts and currently publishes research on more than 600 companies. The Raymond James equity research analysts have received broad industry recognition and specifically focus on the sectors of Consumer, Energy, Financial Services, Healthcare, Industrial Services, Real Estate and Technology/Communication.

Claymore Advisors, LLC (an affiliate of Claymore Securities, Inc.; each separately or both together, "Claymore") serves as the Fund's investment adviser and is anticipated to serve as investment adviser for the newly-created ETF as well. Based in Lisle, Illinois, Claymore Securities, Inc. is a privately-held financial services company offering unique investment solutions for financial advisors and their valued clients. Claymore entities have provided supervision, management, servicing and/or distribution on approximately $18.2 billion in assets, as of April 30, 2008. Claymore currently offers and/or provides services to closed-end funds, unit investment trusts and exchange-traded funds.

Claymore, the third fastest-growing ETF provider in 2007, continues to be a growing presence in the exchange-traded fund (ETF) marketplace*. Additional information on Claymore's ETFs is available at www.claymore.com/ETFs. Registered investment products are sold by prospectus only and investors should read the prospectus carefully before investing.

*Source: Claymore Securities, Inc., Bloomberg 2007 ETF data

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An investment in the Fund includes, but is not limited to, risks and considerations such as: Small-Capitalization Risk, Industry and Sector Risk, Non-U.S. Securities Risk, Risks Relating to Raymond James Equity Securities Ratings, Risks Associated with Other Business Activities of Raymond James, Market Discount Risk, Investment Strategy Risk, Automatic Open-End Conversion Risk, Portfolio Turnover Risk, Strategic Transactions Risk, Current Development Risks, Investment and Market Risk, Equity Risk, Management Risk, REIT Risk, MLP Risk, Other Investment Company Risk and the fact that the Fund does not represent a complete investment program.

INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES AND POLICIES, RISK CONSIDERATIONS, CHARGES AND EXPENSES OF THE FUND CAREFULLY BEFORE THEY INVEST. FOR THIS AND MORE INFORMATION, PLEASE CONTACT A SECURITIES REPRESENTATIVE OR CLAYMORE SECURITIES, INC., 2455 CORPORATE WEST DRIVE, LISLE, ILLINOIS 60532, 800-345-7999.

Press and Analyst Inquiries:
Dennis Dunleavy
Claymore Securities, Inc.
ddunleavy@claymore.com
630-505-3700

Member FINRA/SIPC 05/08

             NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE